UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Energy Recovery, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29270J100

(CUSIP Number)

P. Rupert Russell, Esq.

Shartsis Friese LLP

One Maritime Plaza

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29270J100

1.	Names of Reporting Persons. Ole Peter Lorentzen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) _X___

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,155,239
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,155,239

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,155,239

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 29270J100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sobral AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) _X___

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,714,905
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,714,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,714,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 29270J100
Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.001 par value (the "Stock"), of Energy Recovery, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1717 Doolittle Drive, San Leandro, California 94577.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Ole Peter Lorentzen

Sobral AS (“Sobral”)
(collectively, the "Filers").

(b)	The business address of the Filers is: Postboks A, Bygdøy, 0211, Oslo, Norway.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Sobral is a wholly-owned subsidiary of Ludvig Lorentzen AS, a privately owned investment company. Ole Peter Lorentzen is Chairman and controlling owner of Ludvig Lorentzen AS.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sobral is organized in Norway and Ole Peter Lorentzen is a citizen of Norway.

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CUSIP No. 29270J100
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (based on the average price paid) used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Ole Peter Lorentzen	BK, PF	$ 1,453,102
Ludvig Lorentzen AS (holding transferred to its wholly-owned subsidiary, Sobral)	BK, WC	$22,817,360

See also Item 6, which is incorporated herein.

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes. Ole Peter Lorentzen did not stand for re-election at the 2021 Annual Meeting of Stockholders of the Issuer and so ceased to be on the board of directors of the Issuer on June 10, 2021. Stock previously held by Ludvig Lorentzen AS was transferred to its wholly-owned subsidiary, Sobral. In pursuing their investment purposes, the Filers may from time to time hold, vote, trade and dispose of the Stock.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page. The Filers effected no transactions in the Stock in the past 60 days, other than that on September 15, 2021 Sobral sold 1,500,000 shares of Stock in private transactions at a price per share of $20.81.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Ole Peter Lorentzen is the controlling owner of Ludvig Lorentzen AS and its wholly-owned subsidiary, Sobral. The Stock reported as being beneficially owned by Ole Peter Lorentzen includes Stock held by Sobral and other accounts controlled by Ole Peter Lorentzen.

Ludvig Lorentzen AS originally borrowed some of the funds used to purchase the Stock using an equity margin loan and derivatives facility that Ludvig Lorentzen has with Skandinaviska Enskilda Banken (“SEB”) that permits it to purchase securities generally that include but are not specific to the Stock, in an amount of up to NOK 150,000,000, which as of the date of this filing is equivalent to approximately U.S. $17,500,000. The credit facility is secured by various securities Sobral and Ludvig Lorentzen purchases with the facility from time to time, among which is currently some of the Stock. The terms of the credit facility are reflected in the Confirmation of Equity Margin Loan and Derivatives Facility incorporated by reference as Exhibit B (including the current limit of up to NOK 150,000,000) and the Agreement for Margin Accounts and Trading in Complex Financial Instruments dated 28 February 2013 between Ludvig Lorentzen and Skandinaviska Enskilda Banken AB (publ), Oslo Branch incorporated by reference as Exhibit C. Sobral has been added to the credit facility as a borrower. If Sobral or Ludvig Lorentzen defaults on the credit facility, SEB could effectively foreclose and sell those shares of the Stock and other securities securing the credit facility.

Ludvig Lorentzen has also an informal credit facility (to which Sobral has been added as a borrower) of up to NOK 300,000,000, which as of the date of this filing is equivalent to approximately U.S. $35,000,000, with Den Norske Banken ASA (publ) (“DnB”). This informal credit facility with DnB is secured by various securities Sobral and Ludvig Lorentzen purchases with the facility from time to time, among which is currently 2,714,905 shares of the Stock. If Sobral or Ludvig Lorentzen defaults on such credit facility, DnB could effectively foreclose and sell such Stock and other securities securing such informal credit facility.

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CUSIP No. 29270J100

Item 7.	Material to Be Filed as Exhibits

EXHIBIT A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

EXHIBIT B Confirmation of Equity Margin Loan and Derivatives Facility, incorporated by reference to Amendment No. 2 to the Filers’ Schedule 13D filed May 9, 2014

EXHIBIT C Agreement for Margin Accounts and Trading in Complex Financial Instruments dated 28 February 2013 between Ludvig Lorentzen AS and Skandinaviska Enskilda Banken AB (publ), Oslo Branch, incorporated by reference to Amendment No. 2 to the Filers’ Schedule 13D filed May 9, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2021

_/s/ OP Lorentzen______________________________________

Ole Peter Lorentzen

Sobral AS

By:__/s/_P. Lorentzen________________________________

Peder Lorentzen

Chairman

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CUSIP No. 29270J100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Ole Peter Lorentzen as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: September 24, 2021

_/s/ OP Lorentzen______________________________________

Ole Peter Lorentzen

Sobral AS

By:___/s/_P. Lorentzen________________________________

Peder Lorentzen

Chairman